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For more information:
Ellen Barry
Internet Capital Group Public Relations
617-267-9700 x307
barrye@fleishman.com

Sherri Wolf
Internet Capital Group Investor Relations
617.338.7171
swolf@internetcapital.com

Roopa Bhide
eCredit.com Public Relations
781.752.1275
roopa@ecredit.com
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Albie Jarvis
eCredit.com Public Relations
Porter Novelli Convergence Group
617.450.4236
albie.jarvis@pnicg.com



            Internet Capital Group to Acquire a Stake in eCredit.com

   Agreement with financial transaction clearing provider is cornerstone in company's strategy to enable open, collaborative e-commerce platforms.
________________________________________________________________________________

WAYNE, Pa.--Feb. 24, 2000-- Internet Capital Group (NASDAQ: ICGE), a leading business-to-business (B2B) e-commerce company, today announced that it has agreed to acquire an interest in eCredit.com for $450 million worth of Internet Capital Group (ICG) common stock. The agreement is part of ICG's strategy to build open, collaborative platforms that will enable ICG's partner companies and others to leverage the reach and immediacy of the Internet.

eCredit.com, a privately-held company based in Dedham, Mass., is one of Internet Capital Group's largest capital and strategic partnerships to date. eCredit.com is the market leader in connecting businesses to financing partners and global information sources to permit real-time, point-of-sale credit and financing decisions. The acquisition of eCredit.com underscores Internet Capital Group's commitment to building the dominant B2B e-commerce network of companies across the top 50 global markets.

"eCredit.com's role in financial fulfillment is at the core of doing business on the Web and will serve as a cornerstone for our vision of providing a complete infrastructure solution for our e-commerce partners," said Ken Fox, co-founder and managing director at Internet Capital Group.

                                    -more-
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"eCredit.com's ability to cut processing time for credit and financing applications, by providing direct links between businesses and financial institutions, makes it a market leader in the e-commerce financial services industry."

The eCredit.com Global Financing Network is the first Internet-based integrated financial transaction-processing platform capable of consummating transactions online in real time. By intelligently connecting businesses to a variety of financing partners and global information sources, such as Dun & Bradstreet, Experian, Trans Union, Equifax, and EDGAR, at the point of purchase, eCredit.com is geared to allow ICG partners and other businesses to offer a variety of payment options such as trade credit, leases, loans and other financing alternatives in an electronic fashion that supports the unique requirements of e-commerce.

eCredit.com helps businesses and financing partners increase their revenues, improve profitability, speed time-to-market, and capitalize on the e-commerce opportunity. eCredit.com's scalable and flexible Internet architecture allows customers and partners to uniquely represent their business processes, supports a large volume of transactions and integrates a rich array of information sources and content providers, such as Fair, Isaac.

"We're thrilled to join the Internet Capital Group network of leading e-commerce companies,'' said Venkat Srinivasan, CEO and co-founder of eCredit.com. "Our strategic visions are completely aligned. Internet Capital Group's decision to acquire a stake in eCredit.com is a further validation of eCredit.com's market-leading position in online payment and financing services. The strategic, operational and financial support provided by Internet Capital Group, coupled with the exchange of best practices within the network, will help to establish eCredit.com as the world leader in financing Internet transactions."

Since its inception in 1996, Internet Capital Group has acquired and built two types of companies: market makers, which bring buyers and sellers together by creating Internet-based markets for the exchange of goods, services and information in particular industrial sectors; and enabling service providers, which sell software and services to businesses engaged in e-commerce. As a partner company in the ICG network, eCredit.com will gain access to strategic expertise and operational support.

The transaction is subject to customary closing conditions, including the effectiveness of a registration statement under the Securities Act of 1933 registering the issuance of ICG common stock in the transaction.

About eCredit.com

eCredit.com, Inc. is a leader in the market for real-time credit, financing and related services for e-business through its value-added eCredit.com Global Financing Network. With the Global Financing Network, eCredit.com intelligently connects businesses to financing partners and global information sources so credit and financing decisions can be processed in real time at the point-of-sale. eCredit.com is headquartered in Dedham, Mass. For additional information, visit eCredit.com on the Web at www.ecredit.com.

About Internet Capital Group

Internet Capital Group (http://www.internetcapital.com) is an Internet holding
                        ------------------------------
company actively engaged in business-to-business e-commerce through a network of partner companies. It provides operational assistance, capital support, industry expertise, and a strategic network of business relationships intended to maximize the long-term market potential of more than 55 business-to-business e-commerce partner companies. Headquartered in Wayne, Pa., Internet Capital Group has offices in San Francisco, Boston, Seattle and London.

Safe Harbor Statement under Private Securities Litigation Reform Act of 1995

The statements contained in this press release that are not historical facts are forward-looking statements that involve certain risks and uncertainties including but not limited to risks associated with the uncertainty of future performance of our partner companies, acquisitions of interests in additional partner companies, additional financing requirements, the effect of economic conditions in the B2B e-commerce market and other uncertainties detailed in the Company's filings with the Securities and Exchange Commission.